Exhibit 99.1

HAFNIA LIMITED: Annual General Meeting – Notice

Singapore, 18 June 2024

Notice is hereby given that the 2024 Annual General Meeting of Hafnia Limited will be conducted as per the details below:

Date: Wednesday, 10 July 2024
Location: Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda
Time: 17:00hrs local time

Please see attached documents for the Notice of Annual General Meeting attaching Appendix A, Appendix B and Form of Proxy.
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For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:
Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.
This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.